PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

___________

TEL: (852) 3740-4700

FAX: (852) 3740-4727

www.skadden.com

August 1, 2018

AFFILIATE OFFICES

___________

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

___________

BEIJING

BRUSSELS

FRANKFURT

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

TORONTO

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meili Inc.
Confidential Submission of the Draft Registration Statement on
Form F-1

Dear Sir/Madam,

On behalf of our client, Meili Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Class A ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Draft Registration Statement

Securities and Exchange Commission

August 1, 2018

Financial Information

The Company has included in this submission its audited consolidated financial statements as of March 31, 2017 and 2018 and for the two years ended March 31, 2018. As an emerging growth company, the Company has omitted its financial statements for the year ended March 31, 2016, and has also omitted the selected financial information for the years before 2016.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

August 1, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Qi Chen, Chairman of the Board of Directors and Chief Executive Officer,
Meili Inc.

Helen Ting Wu, Chief Financial Officer, Meili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Steven Zhao, Partner, PricewaterhouseCoopers Zhong Tian LLP

James Lin, Esq., Partner, Davis Polk & Wardwell LLP